Exhibit 99.2

Danimer Scientific Merger with Live Oak Acquisition Corp.

Investor Conference Call Transcript

October 5, 2020

C O R P O R A T E P A R T I C I P A N T S

Richard Hendrix, Chief Executive Officer, Live Oak Acquisition Corp.

Stephen Croskrey, Chief Executive Officer, Danimer Scientific

P R E S E N T A T I O N

Operator

Hello and welcome to the Live Oak Acquisition Corp and Danimer Scientific business combination announcement conference call. At this time, all participants are in a listen-only mode. If anyone should require operator assistance, please press star, one on your touch-tone telephone.

There is a presentation that was publicly filed with the SEC that will accompany today’s discussion. The presentation can also be viewed on Live Oak’s website. Please refer to that as the guide for today’s call. For everyone on the phone, Live Oak and Danimer Scientific will not be fielding any questions on today’s call. As a reminder, this conference is being recorded.

Please note that we may discuss forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, future results of operations, capacity, production and demand levels. Forward-looking statements are made based on our expectations and beliefs concerning future events and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements are discussed in the Form 8-K Live Oak filed this morning with the SEC. All forward-looking statements are based upon information available to us as of the date hereof and speak only as of the date hereof. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

With respect to any non-GAAP financial measures discussed during the call today, a reconciliation to the most comparable GAAP financial measure can be found in the investor presentation.

I will now turn our conference over to Rick Hendrix, CEO of Live Oak, who will begin on Slide 4. You may begin.

Richard Hendrix, Chief Executive Officer, Live Oak Acquisition Corp.

Good morning. This is Rick Hendrix, CEO of Live Oak Acquisition. I am joined on today’s call by Danimer Scientific’s Chief Executive Officer Stephen Croskrey. I will begin with a high level overview of this exceptional investment opportunity.

We are very excited to announce Live Oak’s planned business combination with Danimer Scientific which has an implied enterprise value of approximately $525 million. This business combination will bring to market a high growth, next generation bioplastics company with a fully-commercialized solution to the major worldwide environmental issue of single-use plastic driven pollution

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Danimer is a leading producer of materials that offer a better beginning-of-life and end-of-life cycle than any of today’s traditional plastics. The company’s signature polymer is its branded, canola oil-based Nodax PHA. PHA is a 100% biodegradable, renewable, and sustainable plastic feedstock alternative for usage in a wide variety of plastic applications including straws, food and beverage containers, flexible packaging, agricultural and medical applications, among others. Importantly, Danimer’s PHA polymer is the first commercially available PHA in the world to be certified as marine degradable, which is the highest standard of biodegradability. It means the material will fully degrade in ocean water without leaving behind harmful microplastics.

This transaction will allow Danimer to advance and accelerate the commercialization of its PHA products to meet existing demand from customers and partners. Upon completion of the transaction, Danimer is expected to have approximately $385 million in cash and be fully financed to expand its currently oversold facilities to further address demand within a 500 billion pound market that is growing at an 11% compound rate. The expanded production is expected to support organic EBITDA growth to over $165 million by 2025, resulting in an implied transaction multiple of 3.6 times, an attractive entry point relative to peers.

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Looking at Slide 5, Danimer’s business and mission aligns with the key factors central to Live Oak’s strategy that we articulated when we went public in May of this year. Our goal was to find the right company to merge with that possesses above-industry-average growth, generates substantial free cash flow, and has a defensible market position where our team could provide operational and capital markets expertise in order to maximize value.

As background on myself, I was formerly chairman and CEO of FBR, a publicly traded investment banking firm, and I am currently Senior Advisor to Crestview Partners and Founder of Live Oak Merchant Partners. Together with a broader sponsor group, Live Oak Merchant formed Live Oak Acquisition Corp. John Amboian, who is our chairman, is formerly the chairman and CEO of Nuveen and currently serves as an industry advisor to Madison Dearborn and as an independent director to Adam Street Partners General Partnership.. Andrea Tarbox was formerly CFO of KapStone, a packaging company and historically one of the most successful SPACs.

Since May, we have engaged with over 40 companies and performed significant diligence on five, and ultimately moved forward with Danimer as the unquestionable best match for Live Oak. When we met Danimer, their business and the opportunity quickly resonated with our team in terms of the importance of PHA and the solution it provides to creating true sustainability in plastics. After extensive due diligence and consultation with third party experts on all facets of the industry, company, technology and planned facility expansions, our conviction towards the opportunity grew stronger every step of the way. Steve and the Danimer team are pioneers in creating an environmentally responsible and scalable alternative to traditional petroleum-based resins. They have extensive industry experience with best-in-class patented applications and intense demand from blue chip multinational customers who have already signed take-or-pay contracts that support the capacity build-out. As I’m sure you can sense, we're really pleased to be talking to investors about the combination.

Looking at Slide 6, I'll take you through how we think about the investment. First and foremost, we believe PHA is the best end-of-life solution for plastics. One of our consultants, McKinsey, commented early on that PHA is the best end-of-life answer for single use plastics in particular, as there are no other marine degradable materials available with the proper performance characteristics. Even with the clearly visible market acceptance that PHA has achieved, the bioplastics industry has not been able to keep pace with demand resulting from the powerful tailwinds of corporate sustainability commitments, government regulation, and consumer awareness of the environmental impact of plastic waste. Whether it's the turtle with a straw in its nose or the pictures of floating islands of plastic in the ocean, virtually everyone recognizes that this is a problem that has to be addressed and regulation is starting to emerge as a result. The main roadblock for PHA has been the decades of work on both PHA production methods and customer applications required in order to fully commercialize a PHA product.

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Danimer has so far only scratched the surface of this immense opportunity so there is tremendous upside from here. Steve will take you through the fact that they acquired and built out their first production facility very efficiently from a capital standpoint. It took 13 years working with the patents that they originally acquired from Procter and Gamble to get to the point where they have customer applications that are supported by contracts, combined with the ability to produce at commercial scale. Danimer has the market knowhow and a large portfolio of patents developed by the company that puts the business in a very unique place relative to peers.

The industry tailwinds are translating into partnerships with major CPG brand owners, many of which have made commitments over the next several years to make their plastic packaging recyclable, reusable or biodegradable. Pepsi is a sizable partner for Danimer. Nestle has a multifaceted partnership with the company which began around water bottles and has expanded to a number of other applications. Danimer also has partnerships with converters like WinCup, GenPack and Columbia Packaging, among others, where they have worked for years to get to the point where they produce resin for films, straws, and other products that will run on their machinery.

Importantly, these and other customer relationships that are in the works, provide Danimer with take-or-pay contracts that are a huge differentiator in the polymer world. This is in an industry that typically does not sell via forward contracts and Danimer is currently in receipt of contracts that have fully sold out its current production capacity, as well as the capacity that will come online with the phase two plant expansion we will discuss shortly.

It was important to both Live Oak and Danimer to de-risk this opportunity from a capital standpoint so that the in-place customer demand was matched by in-place capital. Post merger, the company will be fully financed for the cost of both the phase two expansion and a new greenfield facility that the company believes will allow it to achieve over $165 million of EBITDA by 2025 without the need to go back to the capital markets.

Current demand expressed by existing customers is far larger than what's being presented here, but we're putting in front of investors a fully financed business plan that should instill great confidence in the company’s ability to execute the plan.

Considering the ramp in EBITDA and the unlevered balance sheet, we anticipate the company will have tremendous capacity to continue to expand and grow at very high rates in the future, well beyond 2025.

Finally, in a lot of ways, the most important factor to us and our work were the customer checks we performed and the feedback we received regarding management. We consistently heard from customers that the Danimer team is the best team they work with in their supply chains and in their R&D areas. In particular, we heard that the company always delivers on what they say they will do and is quick to say when they can’t do something. For every single customer that we called to provide such glowing feedback is really extraordinary in my long career. The work we've done with Steve and his team has further reinforced the exceptionalism of Danimer’s talent and leadership. I think that's truly important when you're bringing a new product to market and disrupting a very entrenched industry backed by fossil fuel producers.

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With that, I'm going to turn it over to Steve to dive deeper into the business.

Stephen Croskrey, Chief Executive Officer, Danimer Scientific

Thank you, Rick. I am truly excited to partner with Live Oak and take the next step in our growth trajectory. I am proud of the company that we have built and the transformative products that we have developed. Our team is prepared to build upon our pioneering efforts over the past decade to accelerate our success within the rapidly growing bioplastics industry.

I'll start off on Slide 7 with a quick background on PHA to give you some context on what we produce.

When we think about polymers for plastics, what you want to know is whether it is renewable or nonrenewable, and what happens at the end of its life. Obviously, fossil fuels are nonrenewable and typically don't go away; they're accumulating in landfills and in nature. And some biopolymers don't go away either. However, those that do can get industry certifications for five different environments. The products that are on the market today are all industrially compostable, which is the easiest standard to achieve, and it means they have to find their way into an industrial compost facility where they can break down in the presence of high heat and moisture. The next and more difficult standard is home compostable, which is the same thing but requires less heat. Then there is soil degradable, where you don't need any heat; it just has to be broken down by bacteria. Then fresh water and finally marine degradable are the most difficult and highest standards to achieve because there's less and less bacteria. Danimer PHA products are certified as marine degradable.

On Slide 8, we have had a strong history of continuous innovation and research which has brought us to this current inflection point in our growth trajectory. We began with the simple belief that we could make the world a little bit better. We saw a planet largely polluted by plastic waste with very few options to address the problem. We knew that if we could make plastic items that came from the natural world—and disappeared back into it—we could do a lot of good, and we have.

Years ago we got our start by using industrially compostable materials that are already on the market to make an extrusion coating for paper cups. It was a great learning experience but we knew that wasn't the optimal platform for strategic growth because, one, we buy the biopolymers from someone else, and two, they are all industrially compostable, which is a step change improvement over fossil fuels, but requires the materials to be returned to an industrial compost facility.

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So in 2007, we bought 120 patents from Proctor and Gamble for PHA. The patents were great, but the technology was still in its early stages, so we started over and we developed our own PHA products. We built a pilot plant in 2014, and in 2016, we signed an agreement with PepsiCo to develop a home compostable snack food packaging product. We found a plant in Kentucky that we felt we could retrofit, as opposed to investing hundreds of millions of dollars for a greenfield facility which was not yet feasible for us. In 2018, we signed an agreement with Nestle to develop marine degradable water bottles, which provided us with some up front funding to purchase the plant in December of 2018. After retrofitting, we brought the plant on line and started shipping commercial products in early 2020.

This has made us a pioneer and a world leader in producing natural biopolymers that are biodegradable and compostable. The transaction with Live Oak will help fuel the next phase of rapid commercial expansion for our PHA.

Moving to Slide 9, why are we excited about this market opportunity?

First of all we, we love that we are taking tangible actions to solve one of the world's biggest environmental problems, and second, it's one of the largest addressable markets to tackle globally. It's an 800 billion pound total market. We think bioplastics can replace about 500 billion pounds, and so far have only achieved less than 1% of that figure. If you look at the water bottle on the left, you'll see 80% of these materials are accumulating in landfills and nature and that's what we're addressing. We think recycling is great, but the reality is recycling is limited to only 10% of plastics. Even if it can be figured out how to double the recycling rate to 20%, the world would still be dealing with a nonrenewable product, as well as the significant majority of plastics accumulating in landfills or in nature. Bioplastics, particularly PHA, are a viable solution to truly address the growing need to reverse the global plastics crisis; therefore, the market for PHA is expected to grow at an annual compound rate of approximately 40% to 60% through 2025, according to McKinsey research.

So how do we make the material?

On Slide 10, carbon dioxide is absorbed by plants. We take the carbon out of the plant in the form of canola oil. We feed it to bacteria who use that carbon for their metabolic purposes. They convert the carbon in vegetable oil into PHA. When they've had enough to eat, they continue to eat and they store the polymer polyhydroxyalkanoate as energy reserves. Just like humans, when we eat more than we need we store energy reserves as fat. We extract that stored energy reserve from inside the microorganism and the resulting product is the plastic resin. So when you turn it into a finished product and that product finds its way into a landfill or into nature, it's again consumed by bacteria because it's a preferred food source for bacteria.

Our 100% renewable products put us at the forefront of sustainability and ESG leadership as we use technologies that minimize exploitation of natural resources and encourage customers to incorporate environmentally responsible products in their supply chains. At Danimer, ESG is our business and our success is directly tied to how our PHA and other products create a more sustainable environment.

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On Slide 11, we talk about are our base business in the upper right hand corner. As I've already mentioned, we have an existing operation in which we purchase PLA to formulate into proprietary bioplastics as solutions for customers. We have now added PHA to our portfolio, which is the highest standard for bioplastics. We can take PHA and combine it with PLA and other biopolymers to make home compostable and soil degradable products.

Our strategy has always been to focus on supplying big brand owners because we need scale and in order to get that scale you have to sell to big customers that use hundreds of millions and sometimes billions of pounds of plastic per year. The customers understand that it is a symbiotic relationship, so to make it work, they have taken multi-year time horizons and 100% take-or-pay contracts on our products to help us drive costs out of our business as we scale up production to meet their needs. We have contracts with large companies underpinning our capacity build-out and many more contracts in advanced stages of discussion which we expect will build up our revenues to over $500 million in 2025.

Next on Slide 12, Rick talked about industry tailwinds from corporates, customers and regulations. That's what this slide is all about.

As a major catalyst, the Ellen MacArthur Foundation has already mobilized over 450 companies to start building a circular economy for plastics, of which compostable and biodegradable products play a major role. I want to just put out some examples to demonstrate that these companies are following through on what they're saying. PepsiCo is committed to converting all their snack food packaging to recyclable, compostable, or biodegradable products by 2025. Walmart has our straws in all their locations. Our customers are super excited about what we're doing and our items are selling faster than many retailers expected. Many other major companies have publicly committed to long-term renewable targets and have also expressed interest in Danimer products, so this is a truly exciting time for our company and the environment.

On Slide 13, in two of the last three years we've won the Innovation in Bio-plastics Award. In 2020 it was awarded to Danimer’s Nodax PHA in partnership with WinCup for creating the first drinking straw that can biodegrade without losing the feel and quality of plastic. This award and others helps to demonstrate the successful outcomes of our collaborative approach with customers while also improving our profile within the industry.

On Slide 14, our history of innovation puts us years ahead of our peers in PHA technology. We are able to win because we have a scalable and branded product with a broad application of uses. We are the technology leader in this industry by a wide margin, so we view fossil fuel-based packaging producers as our main competition and market share potential. In fact, we view the other biopolymer producers as partners. Kaneka is the only other company that's actually selling PHA but we have very limited market overlap with each other. At this time, we are the only commercial scale PHA company building capacity, we believe, globally. Our product can be produced efficiently, giving us a dependable, user friendly product with proven applications. And finally, the long-term customer contracts have allowed us to move forward on our new capacity. That's evidenced by the contracts that you'll see on Slide 15.

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These contracts are all take-or-pay, except for one, and they're all replacing fossil fuels. It is really important to reiterate that contracts have not historically been a driver in the commodity-based plastics space. With our branded product and reputation for quality, we have been able to revolutionize not only our go-to-market approach but also the nature of customer relationships. Being in the right place at the right time with the right product has certainly helped, but our approach has been to have transparent dialogue with our customers on our available capacity to allow them to reserve production commitments on a first come, first serve basis. This has allowed customers to plan their developmental schedules with us and ultimately sign long-term deals.

We’ll talk about Kentucky on Slide 16. The contract structures I just discussed were key to getting the phase one build out of our Kentucky facility off the ground. We were small, so without a contract there was no viable way to build a plant, and without a plant there was no impetus to get the customer to sign. As I mentioned earlier, in 2018 we partnered with some customers to buy and retrofit a plant for $23 million. We subsequently did a sale leaseback with a publicly traded REIT for $30 million, which significantly augmented our cash flow and freed up equipment in the plants to use as collateral to get a $40 million loan. We used that money plus advance payments from certain customer contracts to build out phase one of the project, which will generate about 20 million pounds of finished product once fully ramped up. With the proceeds from this merger transaction we will start on phase two, which will bring the plant to its full capacity of about 65 million pounds of finished product.

If you look over at the upper right hand corner of that photograph, you'll see some green space. That's where we're planning to build the greenfield facility that is expected to add an additional 125 million pounds of finished product. On Slide 17, the site preparation and engineering work for the greenfield facility are expected to occur in 2021. We plan to break ground in the first quarter of 2022 and expect to have that facility come online in the fourth quarter of 2023. Based on our current pipeline, the greenfield plant is on pace to be sold out without any additional customers. With ongoing productivity improvements expected through 2027 and onsite space for further expansion, we have a long runway for growth from our facilities.

On Slide 18, we further detail the phasing of our capacity build outs. Risk is minimized due to customer production commitments providing a visible ramp-up in expected PHA demand across a broadening field of applications and mandates. Importantly, our expected growth will be fully financed from this merger transaction without the need for additional equity to meet our targets.

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On Slide 19, we've got an excellent leadership team. Our leaders have been with us since the beginning with most having joined us with years of industry experience. They've been here every step of the way and they're the ones that have helped develop our way of doing business to get us this far. Our team is comprised of acknowledged leaders in the bioplastics space and are recognized for having made a measurable difference in this industry. I am grateful for this team and all the people at Danimer that have allowed us to build this firm launch pad that we have today.

I'll now turn it back over to Rick.

Richard Hendrix, Chief Executive Officer, Live Oak Acquisition Corp.

Thanks, Steve. On Slide 21 you can see that through this transaction we expect to close with a pro forma market cap of approximately $890 million, with roughly a quarter of that held by public shareholders and another quarter represented by proceeds from a $210 million committed PIPE investment. Danimer shareholders are rolling 100% of their equity and will own just shy of 50% of the company post transaction. After transaction expenses, we expect to have roughly $385 million of cash on hand. Our deal with Danimer is an enterprise value deal, and we're estimating around $20 million in net debt on their balance sheet at close. This will result in an implied enterprise value post transaction of $525 million, representing a very attractive multiple relative to peers which I will discuss further shortly. There is a transaction earnout of 2.5 million shares at $15 if it is achieved in the first three years, an additional 2.5 million shares at $20 if it’s achieved in the first five years, and 1 million shares at $25 also if it’s achieved in the first five years.

Next, on Slide 22, PHA resins are expected to be the main revenue stream, growing in tandem with current contracts that have led to a fully sold-out position through 2022 with the phase two capacity buildout, and again in 2024 as the greenfield facility is expected to approach full utilization. We expect EBITDA margins to reach approximately 30% upon the full utilization of the Kentucky facility in 2023, and to continue expanding thereafter as operational efficiencies are realized from the greenfield facility.

There are several important items to highlight. First, Danimer is not a company that's going to burn cash through operations. All of the transaction proceeds going on the balance sheet will be used to fund the phase two expansion and the greenfield facility. Second, demand is in place so this is not a ‘build it and they will come’ story. From a capital market perspective, these two aspects provide a de-risked pathway to over $165 million of projected EBITDA.

On the next Slide, 23, based on Danimer’s growth trajectory, the transaction will be conservatively valued compared to peer multiples. We look at 2022 as an appropriate benchmark for valuation because the company has take-or-pay contracts that essentially sell it out through that period. Using estimated 2022 EBITDA, Danimer is at a meaningful discount to a peer group of high-growth sustainable materials focused companies. Danimer is expected to grow at a faster rate than even the highest growth peers. Its expected EBITDA margin at 28% in 2022 would place it at the high end of the group and that margin is expected to go north of 30% when the greenfield comes online. The 9.7 times 2022 EBITDA, where we're bringing this transaction to market, contracts quickly into an even steeper discount as growth accelerates into the next several years.

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Danimer is a pioneer in the PHA industry so, naturally, there is no perfect comp. The closest comp is arguably Corbion, which is a well-regarded global chemicals company that produces PLA as one of their key products. PLA is a different biopolymer that is compostable but not biodegradable, which shares similar end markets but is growing at a much slower rate. Corbion trades at roughly 14 times EBITDA, so however you want to look at valuation, broadly or narrowly, we think Danimer is coming to market at an attractive point.

As an alternative to valuation versus peers, on Slide 24 I will walk through our approach to deriving the enterprise value for Danimer based on our 2025 projections.

We apply a multiple of 10 to 12 times our 2025 EBITDA, which gives you a range of $1.7 billion to $2 billion of enterprise value. Next, we discount the midpoint of that value at an IRR calculation using 20% to arrive at about a $900 million of enterprise value. The $525 million transaction value comes in at a big discount as measured from a number of perspectives.

Any way you look at it, we think that this is a compelling transaction for investors. One of the reasons there's an earnout is to bridge the gap between what we think is an attractive opportunity for public shareholders and where Danimer shareholders felt value was today. As the company performs, and as the stock performs, they will be able to recognize additional value that gets them closer to the starting value that they were seeking. This is a win for all shareholders.

On Slide 25, you can see that growth Capex will comprise the primary use of cash over the next several years. In 2021, most of the budgeted capital spend will be focused on phase two of the Kentucky facility, scheduled to come online in the fourth quarter of next year. Danimer has already begun the process to get moving and plans to break ground on phase two this month. Beginning in 2022, the capital spend will largely be dedicated to the construction of the greenfield facility, which will be complete by the end of 2023. The cash return on invested capital on both of these projects is very high. The phase two Kentucky expansion is clearly higher because the expansion is so similar to what the company did in phase one, and it is physically connected to the existing plant. The greenfield facility return is also impressive with an anticipated three and a half year payback. Given the capacity is all new or recently commissioned, maintenance Capex is expected to fall to below 2% of sales in 2021 and remain low for the foreseeable future.

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To close out on Slide 26, Danimer represents a truly unique and compelling investment opportunity. It has take-or-pay contracted revenue from a blue chip client base for fully biodegradable plastic resin that addresses one of the world’s most significant environmental challenges. PHA adoption is expected to further benefit from powerful tailwinds as a result of widespread corporate commitments and government regulation. We see consumer preferences only getting stronger for ecofriendly packaging solutions that address the worldwide problem of plastic waste. So, we believe Danimer is poised for rapid and sustained growth with a fully financed capacity expansion plan and proprietary customer applications.

Danimer is revolutionizing the PHA industry with a management team that is highly aligned with shareholders and committed to ESG leadership. We have full confidence in the significant upside of this investment opportunity for the years to come.

Thank you for joining us today. We look forward to speaking with you again in coming weeks.

Operator

This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

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